SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment #4

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2006 (See Item 5)
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 6 Pages

CUSIP NO. 025932 10 4 13D Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Keith E. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

1,647,880

8	SHARED VOTING POWER

2,318,480

9	SOLE DISPOSITIVE POWER

3,187,880

10	SHARED DISPOSITIVE POWER

2,896,364

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,084,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

     This Schedule 13D is filed on behalf of Keith E. Lindner relative to the no par value Common Stock ("Common Stock") issued by American Financial Group, Inc. (referred to herein as "American Financial").

     The principal executive offices of American Financial are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.   Identity and Background.

      (a) Keith E. Lindner
      (b) 250 East Fifth Street, Cincinnati, Ohio 45202
      (c) Individual Investor
      (d) None
      (e) None
      (f) United States Citizen

Item 3.   Source and Amount of Funds or Other Consideration.

N/A

Item 4.   Purpose of Transaction.

      On April 10, 2006, the Reporting Person exercised employee stock options to purchase 100,000 shares of American Financial common stock, and tendered 88,895 shares of American Financial common stock to the Issuer in payment of the exercise price.

      The Reporting Person considers his beneficial ownership of American Financial equity securities as an investment that he continues to evaluate. From time to time the Reporting Person may acquire additional American Financial equity securities or dispose of some or all of the American Financial equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As of April 11, 2006, the Reporting Person beneficially owned 6,084,244 shares (or approximately 7.7% of the outstanding shares) of American Financial Common Stock, which amount includes 2,314,622 shares held in a trust over which he shares voting and dispositive power, 3,176 shares held in a trust over which his spouse shares voting and dispositive power, 341 shares held in a trust over which he shares voting and dispositive power, 341 shares held in a trust over which his spouse shares voting and dispositive power, 577,884 shares held in trust over which his wife holds dispositive power, 1,500,000 shares held in a limited liability company over which shares he holds dispositive power, 234,689 shares held in a charitable foundation over which shares he holds voting and dispositive power, 40,000 shares which may be acquired within 60 days through the exercise of options granted under the Issuer's Stock Option Plan, 253 shares held in the Issuer's retirement plan over which shares he holds voting and dispositive power, and 1,412,938 shares which are held in various trusts for the benefit of the children of his brothers, over which Mr. Lindner has sole voting and dispositive power but no financial interest.

     As of April 11, 2006, and within the prior 60-day period, the Reporting Person acquired or disposed of shares of American Financial Common Stock as follows:
Date	Transaction	Number of Shares	Price

4/10/06	Exercised employee stock options	50,000	$37.88
4/10/06	Exercised employee stock options	50,000	$35.69
4/10/06	Tendered shares to pay exercise price	(88,895)	$41.38
3/30/06	Gift	(25)	n/a
3/15/06	Gift	(25)	n/a
3/15/06	Gift	(25)	n/a
3/9/06	Gift	(400)	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift Received	578	n/a
3/6/06	Gift	(400)	n/a
2/21/06	Gift	(498)	n/a

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving American Financial equity securities had been engaged in by the Reporting Person.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.   Material to be filed as Exhibits.

     (1) Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:   April 13, 2006

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Keith E. Lindner

POWER OF ATTORNEY
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     I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.
/s/ Keith E. Lindner
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Keith E. Lindner